Exhibit 23.2

August 7, 2026

Maase Inc.

Building 48, Zhixin Manufacturing Valley Industrial Park

No. 52 Yangzhou Road, Economic Development Zone, Laixi

Qingdao, Shandong Province, People’s Republic of China

Consent Letter on Maase Inc. – Form F-3

Dear Sirs or Madams,

We are qualified lawyers of the People’s Republic of China (the “PRC”, for the purpose of this consent only, the PRC shall not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan).

We act as the PRC counsel to Maase Inc. (the “Company”), a company incorporated under the laws of the Cayman Islands, in connection with the filing on Form F-3 to: (i) the resale from time to time of up to 75,419,246 Class A ordinary shares of the Company, par value of US$0.09 per share (“Class A Ordinary Shares”); and (ii) the offer, issuance and sale from time to time, in one or more offerings, of securities of the Company in an aggregate amount of up to US$500,000,000, which may consist of Class A Ordinary Shares, debt securities, warrants to purchase Class A Ordinary Shares, rights and units consisting of foregoing securities, or any combination thereof, together or separately.

We hereby consent to the reference to our name in such registration statement.

This Consent is rendered solely to you for the filing on Form F-3 and may not be used for any other purpose. In giving such consent, we do not thereby admit that we fall within the category of the person whose consent is required under Section 7 of the U.S. Securities Act of 1933, or under the Securities Exchange Act of 1934, in each case, as amended, or the regulations promulgated thereunder.

Yours faithfully,

/s/ Beijing Dacheng Law Offices, LLP (Fuzhou)
Beijing Dacheng Law Offices, LLP (Fuzhou)